EXHIBIT 99.2



CHELSEA OIL AND GAS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Directors of Chelsea Oil and Gas Ltd.

We have audited the accompanying consolidated financial statements of Chelsea Oil and Gas Ltd., which comprise the consolidated statements of financial position as at December 31, 2013, December 31, 2012 and January 1, 2012, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2013 and December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Chelsea Oil and Gas Ltd. as at December 31, 2013, December 31, 2012 and January 1, 2012, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

EMPHASIS OF MATTER

Without modifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that Chelsea Oil and Gas Ltd. has a working capital deficiency as at December 31, 2013 and has minimal sources of operating cash flow. These conditions, along with other matters as set forth in Note 2 in the consolidated financial statements, indicated the existence of a material uncertainty that cast significant doubt about Chelsea Oil and Gas Ltd's ability to continue as a going concern.

/S/ KPMG LLP
------------
Chartered Accountants
April 30, 2014
Calgary, Canada

Chelsea Oil and Gas Ltd.
Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
--------------------------------------------------------------------------------


Consolidated Statements of Financial Position                       3

Consolidated Statements of Comprehensive Loss                       4

Consolidated Statements of Changes in Equity                        5

Consolidated Statements of Cash Flows                               6

Notes to the Consolidated Financial Statements                 7 - 30


Chelsea Oil and Gas Ltd.
Consolidated Statements of Financial Position
(US Dollars)
                                                          DECEMBER 31    DECEMBER 31       JANUARY 1
AS AT                                          NOTES             2013           2012            2012
--------------------------------------------- --------- ------------- --------------- ---------------

CURRENT ASSETS
Cash                                             7      $      94,998  $       72,120     $    28,551
Accounts receivable                                            91,301         331,010          28,398
--------------------------------------------- --------- ------------- --------------- ---------------
CURRENT ASSETS                                                186,299         403,130          56,949

Restricted cash                                  7            219,304         211,566         207,591
Plant, property and equipment                    9          1,149,724         428,155         453,999
Exploration and evaluation assets                10        12,289,692      10,030,769         508,811
--------------------------------------------- --------- -------------- --------------- --------------
NON-CURRENT ASSETS                                         13,658,720      10,670,490       1,170,401

ASSETS                                                  $  13,845,019  $   11,073,620     $ 1,227,350
--------------------------------------------- --------- -------------- --------------- --------------

LIABILITIES
CURRENT LIABILITIES
   Shareholder loans                             8      $   3,483,436  $    3,115,167     $   243,500
   Trade and other payables                                   935,347         552,807         100,064
--------------------------------------------- --------- -------------- --------------- --------------
CURRENT LIABILITIES                                         4,418,783       3,667,974         343,564

DECOMMISSIONING LIABILITIES                      11           415,300         468,484               -

SHAREHOLDERS' EQUITY
Common stock                                     12        14,056,459      10,534,312       4,116,877
Warrants                                         12           254,938               -               -
Contributed surplus                                           176,752         176,752         176,752
Accumulated deficit                                        (4,798,430)     (3,792,798)     (3,409,843)
Accumulated other comprehensive gain (loss)
                                                             (678,783)        18,896          -
--------------------------------------------- --------- -------------- --------------- --------------
SHAREHOLDERS' EQUITY                                        9,010,936       6,937,162         883,786

SHAREHOLDERS' EQUITY AND LIABILITIES                    $  13,845,019  $   11,073,620     $ 1,227,350
--------------------------------------------- --------- -------------- --------------- --------------

Going concern                                     2
Commitments                                      18

The notes are an integral part of these consolidated financial statements.


Approved on behalf of the Board of Directors:

/s/ Bill Petrie Sr                         /s/ Jesse Meidl
---------------------                      -----------------
WILLIAM PETRIE SR                          JESSE MEIDL


Chelsea Oil and Gas Ltd.
Consolidated Statements of Comprehensive Loss
(US Dollars)

FOR THE YEARS ENDED DECEMBER 31                   NOTES              2013         2012
--------------------------------------------- -------------- ------------- -----------

REVENUES
Royalty income                                               $     98,805  $    79,325
--------------------------------------------- -------------- ------------- -----------
                                                                   98,805       79,325
EXPENSES
General and administrative                                        194,075      396,848
Share-based compensation                           12             152,963            -
Depletion                                           9              28,431       25,844
Finance expense                                    13             362,199       23,010
Foreign exchange loss (gain)                                      344,066       (1,244)
--------------------------------------------- -------------- ------------- -----------
                                                                1,081,734      444,458


Net loss before tax                                               982,929      365,133
Current income tax expense                                         22,703       17,822
Deferred income tax expense                        14                   -            -
--------------------------------------------- -------------- ------------- -----------
NET LOSS                                                        1,005,632      382,955
--------------------------------------------- -------------- ------------- -----------

Foreign currency translation adjustment                           697,679      (18,896)
--------------------------------------------- -------------- ------------- -----------
COMPREHENSIVE LOSS                                           $  1,703,311  $   364,059
--------------------------------------------- -------------- ------------- -----------

NET LOSS PER SHARE (BASIC AND DILUTED)             16        $       0.02  $      0.01
--------------------------------------------- -------------- ------------- -----------
-------------------------------------------------------------------------- -----------

The notes are an integral part of these consolidated financial statements.


Chelsea Oil and Gas Ltd.
Consolidated Statements of Changes in Equity
(US Dollars)
                                                                 DECEMBER 31    DECEMBER 31
AS AT                                                  NOTES            2013           2012
----------------------------------------------------- ------- -------------- --------------
                                                                                  (NOTE 19)

SHARE CAPITAL                                           12
Balance, beginning of year                                     $  10,534,312 $    4,116,877
Issued to acquire ITME                                  9          3,494,453              -
Issued to former director                               9                  -      4,791,805
Issued to acquire exploration and evaluation assets                   15,194              -
Issued to former director                                             12,500              -
Private placement for cash                                                 -      1,915,684
Share issue costs                                                          -      (290,054)
----------------------------------------------------- ------- -------------- --------------
Balance, end of year                                              14,056,459     10,534,312

WARRANTS                                                12
Balance, beginning of year                                                 -              -
Issued                                                               254,938              -
----------------------------------------------------- ------- -------------- --------------
Balance, end of year                                                 254,938              -

CONTRIBUTED SURPLUS                                     12
Balance, beginning and end of year                                   176,752        176,752

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)           12                 -
Balance, beginning of year                                            18,896              -
Foreign currency translation adjustment                             (697,679)        18,896
----------------------------------------------------- ------- -------------- --------------
Balance, end of year                                                (678,783)        18,896

ACCUMULATED DEFICIT
Balance, beginning of year                                        (3,792,798)    (3,409,843)
Loss for the year                                                 (1,005,632)      (382,955)
----------------------------------------------------- ------- -------------- --------------
Balance, end of year                                              (4,798,430)    (3,792,798)

----------------------------------------------------- ------- -------------- --------------
TOTAL EQUITY                                                  $    9,010,936 $    6,937,162
----------------------------------------------------- ------- -------------- --------------
-------------------------------------------------------------------------------------------

The notes are an integral part of these consolidated financial statements.


Chelsea Oil and Gas Ltd.
Consolidated Statements of Cash Flows
(US Dollars)

FOR THE YEARS ENDED DECEMBER 31                                            2013              2012
------------------------------------------------------------------ ------------   ---------------
                                                                                         (NOTE 19)

Net loss                                                           $ (1,005,632)  $      (382,955)

Items not affecting cash
   Depletion                                                             28,431            25,844
   Foreign exchange loss                                                344,066                 -
   Share-based compensation                                             152,963                 -
   Shares issued for services                                            12,500                 -
   Interest on shareholder loans                                        328,352                 -
   Accretion on shareholder loans                                        39,916                 -
   Accretion on decommissioning obligations                              13,117            11,370
------------------------------------------------------------------ ------------------------------
   Operating cashflow before working capital movements                  (86,287)         (345,741)
   Change in non-cash working capital                                   134,269           170,651
------------------------------------------------------------------ ------------------------------
                                                                         47,982          (175,090)
FINANCING ACTIVITIES
Increase in restricted cash                                              (7,738)           (3,975)
Issuance of shares (net of issue costs)                                       -         1,625,630
Repayment of shareholder loan                                                 -          (109,250)
------------------------------------------------------------------ ------------------------------
                                                                         (7,738)        1,512,405

INVESTING ACTIVITIES
Sale of overriding royalty interest                                     308,096                 -
Net exploration and evaluation expenditure                             (308,777)       (1,293,746)
------------------------------------------------------------------ ------------------------------
                                                                           (681)       (1,293,746)
------------------------------------------------------------------ ------------------------------

Increase in cash                                                         39,562            43,569
Foreign exchange loss on cash denominated in a foreign currency         (16,684)                -
Cash and restricted cash, beginning of year                              72,120            28,551
------------------------------------------------------------------ ------------------------------
CASH AND RESTRICTED CASH, END OF YEAR                              $     94,998  $         72,120
------------------------------------------------------------------ ------------------------------

Cash interest paid                                                 $      6,864  $          6,958
Taxes paid                                                         $     22,870  $         17,822

The notes are an integral part of these consolidated financial statements.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)

1. REPORTING ENTITY:

     Australian-Canadian Oil Royalties Ltd. was incorporated April 28, 1997 in British Columbia, Canada. On October 1, 2013, Australian-Canadian Oil Royalties Ltd. amalgamated with International TME Resources Inc. (note 9) and was renamed Chelsea Oil and Gas Ltd. ("Chelsea" or the "Company"). The address of the Company's head office is 3200, 500-4th Ave SW, Calgary, AB Canada.

     The Company's business plan is the exploration and development of the Company's working interest properties in Australia. The Company also holds and acquires and sells overriding royalty interests in Australia. Current primary income sources are royalties earned on overriding royalty interests held by the Company.

2. GOING CONCERN:

     The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company's properties are principally in the exploration and development stage and, as a result, the Company has minimal sources of operating cash flow. The continued exploration and development of the Company's properties depends on the ability of the Company to obtain financing. At December 31, 2013, the Company has minimal sources of operating cash flow and an accumulated deficit of $4.8 million. At December 31, 2013 the Company has a working capital deficit of $4.2 million. These conditions cast doubt on the Company's ability to continue as a going concern.

     Additional funds will be required to explore and develop the Company's properties and to place them into commercial production. The only source of future funds presently available to the Company is through the issuance of share capital, or by the sale of an interest in any of its working and royalty interests in whole or in part. The ability of the Company to arrange such financing or sale of an interest in the future will depend in part upon the prevailing market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company or at all. If additional financing is raised through the issuance of shares, control of the Company may change and shareholders may suffer dilution. If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)



     The amounts shown as plant, property and equipment and exploration and evaluation assets represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for plant, property and equipment and exploration and evaluation assets is dependent upon the discovery of economically recoverable plant, property and equipment and exploration and evaluation assets reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its plant, property and equipment and exploration and evaluation assets, and on future profitable production or proceeds from the disposition of the plant, property and equipment and exploration and evaluation interests. The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon the events and circumstance outlined above.

3. BASIS OF PREPARATION:

A) STATEMENT OF COMPLIANCE:

     The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This is the first reporting period in which the Company has prepared its financial statements under IFRS and the comparative information has been restated from USGAAP to comply with IFRS. In these financial statements, the term USGAAP refers to United States GAAP before the adoption of IFRS.

     The Company's significant accounting policies under IFRS are presented in note 4. These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1, First-time Adoption of IFRS. The impact of the new standards, including reconciliations presenting the change from previous GAAP to IFRS as at January 1, 2012, and as at and for the year ended December 31, 2012 is presented in note 19.

     The consolidated financial statements were approved and authorized for issuance by the Board of Directors on April 30, 2014.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


B) BASIS OF PREPARATION:

     The consolidated financial statements have been prepared on the historical cost basis. The Company's accounting policies have been applied consistently to all periods presented in these consolidated financial statements. The Company conducts the majority of its operations with others. These financial statements reflect the Company's proportionate interest in joint operations.

C) FUNCTIONAL AND PRESENTATION CURRENCY:

     These consolidated financial statements are expressed in US dollars ("$" or "US$"), which is the Company's functional currency. The Company's wholly owned subsidiaries Cooper-Eromanga Oil Inc. and Chelsea Oil Australia Pty have a functional currency of Australian dollars ("A$" or "AUD").

D) USE OF ESTIMATES AND JUDGMENTS:

     The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts as future confirming events occur. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are as follows:

     RECOVERABILITY OF ASSET CARRYING VALUES

     The recoverability of oil and gas asset carrying values are assessed at a cash generating unit ("CGU") level. Determination of what constitutes a CGU is subject to management judgments. The asset composition of a CGU can directly impact the recoverability of the assets included therein. The key estimates used in the determination of cash flows from oil and natural gas reserves include the following:

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     i) Reserves - Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated. The Company has obtained an independently evaluated reserves report which is compliant with the Canadian Securities Administrators National Instrument 51-101:
          Standards for Disclosure for Oil and Gas Activities.

     ii) Oil and natural gas prices - Forward price estimates are used in the cash flow model. Commodity prices can fluctuate for a variety of reasons including supply and demand fundamentals, inventory levels, exchanges rates, weather, and economic and geopolitical factors.

     iii) Discount rate - The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital. Changes in the general economic environment could result in significant changes to this estimate.

     DEPLETION AND DEPRECIATION

     Amounts recorded for depletion and depreciation and amounts used for impairment calculations are based on estimates of total proved and probable petroleum and natural gas reserves and future development capital. By their nature, the estimates of reserves, including the estimates of future prices, costs and future cash flows, are subject to measurement uncertainty. Accordingly, the impact to the consolidated financial statements in future periods could be material.

     DECOMMISSIONING OBLIGATIONS

     Amounts recorded for decommissioning obligations and the related accretion expense requires the use of estimates with respect to the amount and timing of decommissioning expenditures. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, market conditions, discovery and analysis of site conditions and changes in technology. Other provisions are recognized in the period when it becomes probable that there will be a future cash outflow.

     SHARE-BASED COMPENSATION

     Compensation costs recognized for share based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as the Black-Scholes model which is based on significant assumptions such as volatility, dividend yield and expected term. Several compensation plans are also performance based and are subject to management's judgment as to whether or not performance criteria will be met.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     DEFERRED INCOME TAXES

     Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

4. SIGNIFICANT ACCOUNTING POLICIES:

     The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Company and its subsidiaries.

A) BASIS OF CONSOLIDATION:

     (I) SUBSIDIARIES:

     Subsidiaries are entities controlled by the Company. Control exists when an entity is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

     Transaction costs that are incurred in connection with a business combination, other than those costs associated with the issue of debt or equity securities, or recognized in profit or loss.

     (II) JOINTLY CONTROLLED OPERATIONS AND JOINTLY CONTROLLED ASSETS:

     The Company's oil and natural gas activities involve jointly controlled assets. The consolidated financial statements include the Company's share of these jointly controlled assets and a proportionate share of the relevant revenue and related costs.

     (III) TRANSACTIONS ELIMINATED ON CONSOLIDATION:

     Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

B) FOREIGN CURRENCY:

     i) Transactions in foreign currencies are generally translated to the entities functional currency at the average exchange rate for the period. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the period end exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are carried at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary assets held at historical cost are not retranslated subsequent to initial recognition. Foreign currency differences arising on translation are recognized in earnings in the period in which they arise.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)



     ii) Assets and liabilities of the Company's Australian operations are translated into US dollars at period end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in accumulated other comprehensive income ("AOCI").

C) FINANCIAL INSTRUMENTS:

     (I) NON-DERIVATIVE fiNANCIAL INSTRUMENTS:

     Non-derivative financial instruments comprise cash, accounts receivable, shareholder loans and accounts payable and accrued liabilities. Non-derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition non-derivative financial instruments are measured as described below. Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

     Financial assets and liabilities are offset and the net amount is reported when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

     Cash and cash equivalents:

     Cash and cash equivalents are comprised of cash on hand, term deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

     Financial assets at fair value through profit or loss:

     An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company's risk management or investment strategy. Upon initial recognition attributable transaction costs are recognized in profit or loss when incurred. Financial instruments are measured at fair value and changes therein are recognized in profit or loss.

     Other:

     Other non-derivative financial instruments, such as accounts receivable, shareholder loans and accounts payable, are measured at amortized cost using the effective interest method, less any impairment losses for financial assets.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


(II) EQUITY INSTRUMENTS:

     Equity instruments including common shares, options and warrants are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects, if any.

     D) PROPERTY, PLANT AND EQUIPMENT AND EXPLORATION AND EVALUATION ASSETS:

(I) RECOGNITION AND MEASUREMENT:

     DEVELOPMENT AND PRODUCTION ("D&P") COSTS:


     Property, plant and equipment is stated at cost, less accumulated depletion and depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of any decommissioning obligation, if any, and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

     Expenditures on major maintenance, inspections or overhauls are capitalized when the item enhances the life or performance of an asset above its original standard. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred. Where an asset or part of an asset that was separately depreciated is replaced and it is probable that future economic benefits associated with the item will flow to the Company, the expenditure is capitalized and the carrying amount of the replaced asset is derecognized.

     General and administrative costs associated with property acquisition development activities are capitalized.

     EXPLORATION AND EVALUATION ("E&E") EXPENDITURES:


     Pre-licence costs are recognized in the statement of loss as incurred.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     Exploration and evaluation expenditures, including the costs of acquiring licences and directly attributable general and administrative costs, geological and geophysical costs, other direct costs of exploration (drilling, trenching, sampling and evaluating the technical feasibility and commercial viability of extraction) and appraisal are accumulated and capitalized as E&E assets.

     On a quarterly basis, a review of any areas classified and accounted for as E&E is performed to determine whether enough information exists to make a determination of the technical feasibility and commercial viability of the area. Where appropriate, review may indicate that an area should be further sub-divided due to a significant portion having been explored whilst a significant undeveloped portion with different traits (i.e. different zone, technical approach, play type, etc.) remains that requires additional E&E activities to arrive at the point where it can be assessed for technical feasibility and commercial viability.

     The assessment of technical feasibility and commercial viability is performed on an area level basis unless further sub-division is merited. Depending on the extent and complexity of the prospective play, many wells may need to be drilled and potentially significant E&E costs accumulated prior to obtaining enough information to make the determination of technical feasibility and commercial viability possible. E&E costs are not amortized prior to the conclusion of appraisal activities. At the completion of appraisal activities, if technical feasibility is demonstrated and commercial reserves are discovered, then, the carrying value of the relevant E&E asset will be reclassified as a D&P asset into the cash generating unit ("CGU") to which it relates, but only after the carrying value of the relevant E&E asset has been assessed for impairment, and where appropriate, its carrying value adjusted. Typically, technical feasibility and commercial viability of extracting a mineral resource is considered to be demonstrable when proven or probable reserves are determined to exist. However, if the Company determines the area or portion thereof is not technically feasible and commercially viable, accumulated E&E costs are expensed.

     (II) DEPLETION AND DEPRECIATION:

     The net carrying value of development and production assets is depleted using the unit of production method by reference to the ratio of production in the year to the related proven and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually. Natural gas reserves are converted to barrels of oil equivalent based on relative energy content of 6:1.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     For other assets, depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

     The estimated useful lives for other assets for the current and comparative years are as follows:

     Office equipment 5 - 12 years
     Fixtures and fittings 5 - 10 years

     Depreciation methods, useful lives and residual values are reviewed at each reporting date.

     III) SUBSEQUENT COSTS:

     Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in earnings as incurred. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the periodic servicing of property, plant and equipment are recognized in earnings as incurred.

     E) IMPAIRMENT:

     (I) FINANCIAL ASSETS:

     A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

     An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

     All impairment losses are recognized in profit or loss. An impairment loss is reversed when there is a significant change in the underlying estimates or other objective evidence. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     (II) NON-FINANCIAL ASSETS:

     Exploration and evaluation assets are tested for impairment when reclassified to D&P assets or whenever facts and circumstances indicate potential impairment. Exploration and evaluation assets are tested separately for impairment. An impairment loss is recognized for the amount by which the exploration and evaluation expenditure's carrying amount exceeds its recoverable amount.

     Values of D&P assets are reviewed for impairment when indicators of such impairment exist. If any indication of impairment exists an estimate of the asset's recoverable amount is calculated. Assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets (the "cash generating unit" or "CGU"). The recoverable amount of an asset or CGU is the greater of its fair value less costs to sell and its value in use. Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount. An impairment loss is charged to the statement of loss.

     In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money. Fair value less costs to sell is generally determined at the current market bid price, when an active market exists. The intent is that this represents what a market participant would pay to acquire control of the CGU.

     For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     F) BUSINESS COMBINATIONS:

     The acquisition method of accounting is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The recognized amount of identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured mostly at fair value at the acquisition date. The excess of the cost of acquisition over the recognized amount of identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the recognized amount of the net assets of the subsidiary acquired, the difference is recognized immediately in earnings.

     G)  INVENTORY:

     Crude oil inventory consists of amounts produced and in storage tanks or in transit, and is recorded at the lower of the average cost of production and estimated net realizable value. Net realizable value is the estimated selling price in the normal course of business less applicable selling expenses.

     H)  SHARE BASED PAYMENTS:

     The grant date fair value of equity-settled options and warrants granted to employees is recognized as share-based compensation expense, with a corresponding increase in contributed surplus over the vesting period. Each tranche granted is considered a separate grant and is fair valued independently. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest.

     I)  PROVISIONS:

     A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an out flow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

     DECOMMISSIONING OBLIGATIONS:

     The Company's activities can give rise to dismantling, decommissioning and site disturbance re-mediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

     Decommissioning obligations are measured at the present value of management's best estimate of expenditure required to settle the present obligation at the statement of financial position date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the asset retirement obligations are charged against the provision to the extent the provision was established.

     J) REVENUE:

     Revenue from the sale of oil and natural gas is recorded when the significant risks and rewards of ownership of the product is transferred to the buyer which is usually when legal title passes to the external party. This is generally at the time product enters the pipeline or delivered to the refinery. Revenue is measured net of discounts, customs duties and royalties.

     Tariffs and tolls charged to other entities for use of pipelines and facilities owned by the Company are recognized as revenue as they accrue in accordance with the terms of the service or tariff and tolling agreements.

     Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements. Interest income is recognized as it is earned.

     K) FINANCE INCOME AND EXPENSES:

     Finance expense comprises interest expense on borrowings, accretion of the discount on provisions and transaction costs.

     Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. All other borrowing costs are recognized in profit or loss using the effective interest method.

     Finance income is recognized as it accrues in profit or loss, using the effective interest method.

     L) PER SHARE AMOUNTS:

     Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options granted to employees. The calculation assumes that the proceeds on exercise of options are used to repurchase shares at the current market price.

     M)  SEGMENT REPORTING:

     A segment is a distinguishable component of the Company that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographic segment), which is subject to risks and returns that are different from those of other segments. The Company has one reportable segment, which comprises oil and gas exploration, development and production activities within Australia.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     N) NEW STANDARDS NOT YET ADOPTED:

     In November 2009, the IASB published IFRS 9 "Financial Instruments", which covers the classification and measurement of financial assets as part of its project to replace IAS 39 "Financial Instruments: Recognition and Measurement." In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to a company's own credit risk out of earnings and recognize the change in other comprehensive income. The effective date for IFRS 9 has been deferred to January 1, 2018. Early adoption will still be available and the standard is required to be applied retrospectively. The Company is currently evaluating the impact of adopting this new standard.

     In December 2011, "Offsetting Financial Assets and Financial Liabilities", amendments to IAS 32 "Financial Instruments: Presentation" was published by the IASB. These amendments clarify the requirements for offsetting financial instruments. The amendments introduce new disclosure requirements for financial assets and financial liabilities that are offset in the statements of financial position, or are subject to enforceable master netting arrangements or similar agreements. The amendments to IAS 32 are applied retrospectively for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of adopting this new standard.

5. DETERMINATION OF FAIR VALUES:

     A number of the Company's accounting policies and disclosures require the determination of fair value, both for financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

     The different levels of financial instrument valuation methods have been defined as follows:

     Level 1 fair value measurements are based on unadjusted quoted market prices. Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices. Level 3 fair value measurements are based on unobservable information.

     The carrying value of cash, accounts receivables, shareholder loans and accounts payable and accrued liabilities included in the consolidated statements of financial position approximate fair value due to the short term nature of those instruments.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     The fair value of warrants is measured using a Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility based on peer comparisons weighted average expected life of the instruments based on historical experience and general option holder behavior, expected dividends, and the risk-free interest rate.

6. FINANCIAL RISK MANAGEMENT:

     The Company's activities expose it to a variety of financial risks that arise as a result of its exploration, development, production, and financing activities such as:

           o Credit risk
           o Liquidity risk
           o Market risk

     This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

     The Board of Directors oversees managements' establishment and execution of the Company's risk management framework. Management has implemented and monitors compliance with risk management policies. The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.

A) CREDIT RISK:

     The Company is exposed to credit risk in relation to its cash and accounts receivable. The Company maintains cash with highly rated international banks and therefore considers these assets to have negligible credit risk. Credit risk is the potential financial loss to the Company if a customer is unable to meet its contractual obligations and arises principally from the Company's accounts receivables. The Company's accounts receivable is comprised of:

           o Overriding royalty payments
           o Customers
           o Joint venture partners

     The Company's accounts receivable are with overriding royalty owners, customers and joint venture partners who are in the petroleum and natural gas business and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing production to purchasers under normal industry sale and payment terms. The Company routinely assesses the financial strength of its customers and joint venture partners. The Company's maximum exposure to credit risk relates to its cash and cash equivalents and accounts receivable.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     ACCOUNTS RECEIVABLE:

     The Company's operations are primarily in Australia. The Company's exposure to credit risk is influenced mainly by the individual characteristics of each counter party. The Company expects to collect the outstanding receivables in the normal course of operations. As at December 31, 2013 the Company's trade and other receivables are current and due within 90 days.

     CASH AND CASH EQUIVALENTS:

     The Company limits its exposure to credit risk by only investing in liquid securities and only with highly rated counterparties. The Company's cash is currently held by banks with AA or equivalent credit ratings or better. Given these credit ratings, management does not expect any counterparty to fail to meet its obligations.

B) LIQUIDITY RISK:

     Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

     Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters and political unrest. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. As at December 31, 2013 the Company's financial liabilities being accounts payable and accrued liabilities and shareholder loans are due within one year (refer to note 2).

C) MARKET RISK:

     Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the Company's net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


     INTEREST RATE RISK:

     Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The shareholder loans bear interest at the prescribed rate in the debenture agreements. The effect of interest rate fluctuations would not have had a significant effect on the Company's reported net loss for the years ended December 31, 2013 and 2012.

     COMMODITY PRICE RISK:

     Commodity price risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in commodity prices. Petroleum and natural gas prices are impacted by not only the relationship between the Australian and US dollar but also world economic events that dictate the levels of supply and demand. The Company has completed its first year of commercial operations, and at this time production from its oil and gas properties are not sufficient to justify the utilisation of financial instruments including derivatives, or physical instruments including forward sales contracts. The Company will continually evaluate its exposure to commodity price risks, and if production and associated revenues increase, the Company will consider the use of derivatives and other instruments to mitigate its risk exposure.

     FOREIGN CURRENCY RISK:

     Currency risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The reporting and functional currency of the Company is US$. A material proportion of the Company's capital expenditures and major service contracts related to the exploration and development in Australia are denominated in A$, and as such the Company holds a significant proportion of its cash in A$ in order to mitigate against foreign currency risk.

     The Company's operations are in foreign jurisdictions, therefore the Company is exposed to foreign currency exchange rate risk on some of its activities. General and administrative expenses, are denominated in currencies other than US$ including A$ and Canadian dollars (C$). The Company also settles certain capital expenditures in A$. To match the foreign currency on the trade payables related to these activities the Company may hold cash in the currency of the transaction. The following table contains an analysis of US$ equivalent cash balances, trade receivables and trade payables denominated in each currency:

                                     CASH AND          TRADE         TRADE
     AS AT DECEMBER 31, 2013  RESTRICTED CASH    RECEIVABLES      PAYABLES
     ------------------------ ---------------- -------------- -------------
     Denominated in US$            $   35,465      $ 18,254   $    240,025
     Denominated in A$                278,837        73,047         41,230
     Denominated in C$                      -             -        654,092
     ------------------------ ---------------- -------------- -------------
                                  $   314,302      $ 91,301   $    935,347
     ------------------------ ---------------- -------------- -------------

D) CAPITAL MANAGEMENT:

     The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure which will allow it to pursue the development of its oil and gas properties. Therefore, the Company monitors the level of risk incurred in its oil and gas property expenditures relative to its capital structure. The Company considers its capital structure to include working capital and shareholders' equity. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

     The Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any capital restrictions.

7. CASH AND RESTRICTED CASH:

     At December 31, 2013 the Company held cash of $94,998 (2012 - $72,120). Cash at banks earn interest at floating rates based on daily bank deposit rates. Short term deposits are made for varying periods of between one day and three months, depending on the cash requirements of the Company, and earn interest at the respective short term deposit rates.

     At December 31, 2013, the Company held restricted cash of $0.21 million (2012 - $0.21 million). Restricted cash is cash held on deposit with a chartered Australian bank which will be returned to the Company when it satisfies the capital commitments pertaining to the licenses.

8. SHAREHOLDER LOANS:
                                                          2013             2012
     --------------------------------------- ------------------- ---------------
     Loans on acquisition of Surat (note 9)  $        2,960,396  $     2,960,396
        Accretion on shareholder loan                    39,604                -
        Accrued and unpaid interest thereon             312,555                -
     Loan to fund deposits                              134,250          134,250
        Accrued and unpaid interest thereon              36,631           20,521
     --------------------------------------- ------------------- ---------------
                                             $        3,483,436  $     3,115,167
     --------------------------------------- ------------------- ---------------

     Concurrent with the acquisition of the assets in the Surat Basin in Australia, on March 1, 2012 the Company agreed to pay certain vendors $3.0 million within 12 months and 8.57 million shares of the Company. The loan was non-interest bearing and was recorded at net present value of $2,770,084 and is secured by the Surat assets. At December 31, 2012 the net present value of the loan was $2,960,396. On March 25, 2013, the Company agreed to amend the terms of the loan so that interest would accrue at 8% per annum, with interest accruing from September 1, 2012. On February 28, 2014, the Company and shareholder agreed to extend the loan to February 28, 2015.

     During 2011, the Company borrowed $243,500 from two stockholders to fund the deposit for one of its exploration concessions in Australia. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. The remaining balance of $134,250 accrues interest at 12% per annum.

9. PROPERTY, PLANT AND EQUIPMENT:

     Cost or deemed cost
     ------------------------------------------------- ----------------
     BALANCE AT JANUARY 1, 2012 AND DECEMBER 31, 2012  $       453,999
     Acquisitions                                            1,058,096
     Dispositions                                             (308,096)
     ------------------------------------------------- ----------------
     BALANCE, DECEMBER 31, 2013                        $     1,203,999

     Accumulated depletion and depreciation
     ------------------------------------------------- ----------------
     BALANCE AT JANUARY 1, 2012                        $             -
     Depletion and depreciation expense                         25,844
     ------------------------------------------------- ----------------
     BALANCE AT DECEMBER 31, 2012                      $        25,844
     Depletion and depreciation expense                         28,431
     ------------------------------------------------- ----------------
     BALANCE AT DECEMBER 31, 2013                      $        54,275
     ------------------------------------------------- ----------------

     Net book value
     ------------------------------------------------- ----------------
     As at January 1, 2012                             $       453,999
     As at December 31, 2012                                   428,155
     AS AT DECEMBER 31, 2013                           $     1,149,724
     ------------------------------------------------- ----------------

     At December 31, 2013, the Company's property, plant and equipment is comprised primarily of its overriding royalty interests in Australia. These interests are currently the Company's only revenue generating asset. On October 1, 2013, the Company completed the acquisition of International TME Resources Inc. ("ITME") which held overriding royalty interests in Australia. The Company issued 13.97 million to acquire the entire share capital of ITME, which held overriding royalty and working interests in Australia. On October 15, 2013, the Company disposed of certain non-producing overriding royalty interests to an arms-length party.

10. EXPLORATION AND EVALUATION ASSETS:

     --------------------------------------------- ----------------
     BALANCE AT JANUARY 1, 2012                    $       508,111
     Acquisitions                                        8,228,212
     Additions                                           1,293,746
     --------------------------------------------- ----------------
     BALANCE AT DECEMBER 31, 2012                  $    10,030,769
     Acquisitions                                        2,868,845
     Additions                                             387,293
     Capitalized general and administrative costs          101,975
     Foreign exchange translation                       (1,099,190)
     --------------------------------------------- ----------------
     BALANCE AT DECEMBER 31, 2013                   $   12,289,692
     --------------------------------------------- ----------------

     Intangible exploration and evaluation assets consist of the Company's exploration projects which are pending the determination of proven or probable reserves, or pending the decision by the Company to elect to proceed with the development of a project.

     On October 1, 2013, The Company completed the acquisition of ITME, which held working interests in undeveloped land onshore Australia (note 9). On March 1, 2012, the Company completed the acquisition of assets in the Surat / Bowen basins in Queensland Australia through the issue of 21.7 million shares and a $3.0 million non-interest bearing loan note (note 8). These assets have assigned probable reserves, however the underlying wells have been shut-in and are currently not producing. The Company intends to complete a re-pressurization of certain fields through water injection, and reactivate the wells. Following the acquisition of additional seismic data, the Company may elect to drill additional wells to define the existing pools and explore new leads. If the re-pressurization project is successful the Company will allocate a portion of its exploration and evaluation costs to property, plant and equipment.

11. DECOMMISSIONING LIABILITY:

     The Company's decommissioning liability results from the ownership interest in oil and natural gas assets. The Company has estimated the net present value of the decommissioning liability to be $415,300 as at December 31, 2013 (2012 - $468,484) based on an undiscounted inflation-adjusted total future liability of A$671,718 (2012 - A$671,718). These payments are expected to be made over the next 25 years with the majority of costs to be incurred between 2024 and 2029. At December 31, 2013, the liability has been calculated using an inflation rate of 3.0% (2012 - 3.0%) and discounted using a risk-free rate of 3.0% (2012 - 3.0%).

     ------------------------------------- -------------------
     BALANCE AT JANUARY 1, 2012            $                -
     Acquired                                         476,010
     Accretion expense                                 11,370
     Gain on foreign exchange                         (18,896)
     ------------------------------------- -------------------
     BALANCE AT DECEMBER 31, 2012          $          468,484
     Accretion expense                                 13,117
     Gain on foreign exchange                         (66,301)
     ------------------------------------- -------------------
     BALANCE AT DECEMBER 31, 2013          $          415,300
     ------------------------------------- -------------------


12. SHARE CAPITAL:

a) Authorized:

     Unlimited number of common shares with no par value. Unlimited number of preferred shares, of which none have been issued.

b) Issued and outstanding:

     ------------------------------------------------------------- ------------ ----------------
                                                                     NUMBER OF           AMOUNT
                                                                        SHARES
     ------------------------------------------------------------- ------------ ----------------
     BALANCE AT JANUARY 1, 2012                                     22,705,680  $     4,116,877
     Issued to acquire exploration and evaluation assets (note 10)  21,780,935        4,791,805
     Issued for cash                                                 5,473,385        1,915,684
     Share issue costs                                                       -         (290,054)
     ------------------------------------------------------------- ------------ ----------------
     BALANCE AT DECEMBER 31, 2012                                   49,960,000  $    10,534,312
     Issued to acquire exploration and evaluation assets                69,065           15,194
     Issued to acquire ITME (note 9)                                13,977,811        3,494,453
     Issued to former director                                          50,000           12,500
     ------------------------------------------------------------- ------------ ----------------
     BALANCE AT DECEMBER 31, 2013                                   64,056,876  $    14,056,459
     ------------------------------------------------------------- ------------ ----------------

     On January 9, 2013, at the Company's annual general meeting the authorized common shares available for issue was changed to unlimited. On the same date, Company issued the final 69,095 shares to vendors of the Surat basin assets which closed on March 1, 2012. On October 17, 2013 the Company issued 50,000 shares to a former Director of the Company for past services. On March 1, 2012, the Company issued 5,473,385 shares at $0.35 per share.

c) Stock option plan:

     Pursuant to resolutions of the board of directors of the Company dated January 9, 2013, the Company established a stock option plan for its directors, officers, consultants and employees under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding shares of the Company. At December 31, 2013 no options have been issued under this plan.

d) Warrants:

     On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period. The fair value of these warrants was estimated to be $254,938 using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield.


     ---------------------------------------------------------------------------
                                                   NUMBER OF
                                                    WARRANTS         AMOUNT
     ---------------------------------------------------------------------------
     BALANCE, JANUARY 1 AND DECEMBER 31, 2012          --           $      --
         Issued                                    5,000,000           254,938
     ---------------------------------------------------------------------------
     BALANCE, DECEMBER 31, 2013                    5,000,000       $   254,938
     ---------------------------------------------------------------------------

CHELSEA OIL AND GAS LTD.

Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED  DECEMBER 31, 2013 AND 2012 (US DOLLARS)


13.  FINANCE EXPENSE:

                                                       2013          2012
     ---------------------------------------- -------------- --------------
     Interest income on cash                    $    (7,530)   $  (10,541)
     Interest expense                               328,665        22,181
     Accretion on shareholder loans                  39,916             -
     Accretion on decommissioning liability           13,117       11,370
     Other                                           (11,969)           -
     ---------------------------------------- -------------- --------------
     NET FINANCE EXPENSE                         $    362,199  $   23,010
     ---------------------------------------- -------------- --------------

14.  INCOME TAXES:

     The provision for income taxes differs from the amount that would have been expected by applying the combined federal and provincial tax rates to the loss for the year. This difference results from the following items:

    -------------------------------------------------------------------------------------------
                                                                DECEMBER 31        DECEMBER 31
                                                                   2013                2012
    -------------------------------------------------------------------------------------------
    Loss from continuing operations before tax                $   (982,929)       $   (365,133)
    Combined tax rate                                                 25.0%               25.0%
    -------------------------------------------------------------------------------------------
    Expected income tax reduction                             $   (245,732)       $    (91,283)
    Increase (decrease) resulting from:
       Effect of foreign tax rates                                 (31,892)             (1,292)
       Share-based compensation                                     63,735                  --
       Change in unrecognized deferred tax assets                  159,673             104,557
       Other                                                        84,443               5,840
    -------------------------------------------------------------------------------------------
       Income tax expense                                           22,703              17,822

    -------------------------------------------------------------------------------------------
       TOTAL TAX RECOVERY                                     $        --         $         --
    -------------------------------------------------------------------------------------------

                                       27





   Deferred tax assets have not been recognized in respect of the following:


      ----------------------------------------------------------------------------------------
      AS AT DECEMBER 31
                                                                  2013                2012
      ----------------------------------------------------------------------------------------
      CANADA:
      Property, plant and equipment /
        exploration and evaluation assets                    $         --        $      --
      Decommissioning obligations                                      --               --
      Share issue costs                                           174,032             232,043
      Non-capital losses (expire 2024 to 2033)                  4,180,104           3,590,102
      ----------------------------------------------------------------------------------------
                                                             $  4,354,136        $  4,702,536

      ----------------------------------------------------------------------------------------


      ----------------------------------------------------------------------------------------
       AS AT DECEMBER 31                                         2013                2012
      ----------------------------------------------------------------------------------------
      AUSTRALIA:
      Property, plant and equipment /
         exploration and evaluation assets                   $         --        $      --
      Decommissioning obligations                                      --               --
      Non-capital losses                                            5,591               --
                                                                  598,950               --
      ----------------------------------------------------------------------------------------
                                                             $    604,541        $      --
      ----------------------------------------------------------------------------------------


      ----------------------------------------------------------------------------------------
      AS AT DECEMBER 31                                           2013                2012
      ----------------------------------------------------------------------------------------
      USA:                                                   $     12,890        $     --
      Non-capital losses (expire 2033)
      ----------------------------------------------------------------------------------------
                                                             $     12,890        $     --
      ----------------------------------------------------------------------------------------




     THE COMPONENTS OF THE RECOGNIZED DEFERRED INCOME TAX ASSET (LIABILITY) ARE
     AS FOLLOWS:

      ----------------------------------------------------------------------------------------
       AS AT DECEMBER 31                                        2013                  2012
      ----------------------------------------------------------------------------------------
      Property, plant and equipment / exploration and
        evaluation assets                                   $ (1,509,926)         $  (476,010)
      Decommissioning obligations                                476,010              476,010
      Non-capital losses                                       1,033,916                  --
      ----------------------------------------------------------------------------------------
                                                            $       --                    --
      ----------------------------------------------------------------------------------------

     Deferred tax assets have not been recognized in respect of these items because it is not probable that future tax profit will be available against which the Company can utilize the benefits. The Company has non-capital losses of $2,470,615 expiring between 2029 and 2032. The other deductible temporary differences do not expire under current tax legislation.

15. RELATED PARTY TRANSACTIONS:

a) Shareholder loans:

     The Company's shareholder loans are described in note 9. The loans were negotiated between the Company and the shareholders on terms comparable to arms-length transactions of similar type. The fair value of the shareholder loans approximates their carrying value at December 31, 2013 and 2012.

b) Compensation of key management personnel:

     The remuneration of directors and other key management personnel during the years ended December 31, 2013 and 2012 was as follows:

                                                   2013                2012
     -------------------------------- ------------------ -------------------
     Share-based compensation         $         254,938  $            -
     Director compensation                       12,500               -
     -------------------------------- ------------------ -------------------
                                      $         267,438  $            -
     -------------------------------- ------------------ -------------------

     The remuneration of directors and key executives is determined by the Board of Directors having regard to the performance of individuals and market trends. During 2013 and 2012, the Company did not incur any salaries and no key management or Director received any salary or consulting fees. One former Company Director received 50,000 shares at a deemed value of $0.25 per share for past directors fees.

     During 2013, key Company personnel received performance warrants. The fair value of these warrants was estimated using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield.

16. LOSS PER SHARE:

     Basic per share amounts are calculated using the weighted average number of shares outstanding of 56,027,645 for the year ended December 31, 2013 (2012
     - 43,670,542). In computing diluted per share amounts, all of the Company's outstanding warrants were excluded from the calculation of the weighted average number of common shares outstanding as they were anti-dilutive.

17. SUBSIDIARIES AND JURISDICTIONS:

     The consolidated financial statements of the Company for the years ended December 31, 2013 and 2012 comprise the Company and the following subsidiaries:

                                       COUNTRY OF                       % EQUITY
                                    INCORPORATION           ASSETS HELD INTEREST
   ------------------------------- -------------- --------------------- --------
   Chelsea Oil Australia Pty.          Australia  PL 18, PL 40, PL 280     100%
   Cooper-Eromanga Oil Inc.                   US               ATP 582     100%
   Cooper Basin Oil and Gas Inc.              US                     -      20%
   ------------------------------- -------------- --------------------- --------

18. COMMITMENTS:

                                                           MINIMUM WORK
                                                  CURRENT    COMMITMENT
     LICENSE            CURRENT PHASE        PHASE EXPIRY  (A$ MILLION)       LICENSE TERM
     ---------- --------------------- ------------------- ------------- ------------------
     PL 18         Later Development           July 2015       AUD 5.0        August 2024
     PL 40         Later Development      September 2018       AUD 2.0     September 2029
     PL 280      Initial Development         August 2015       AUD 1.0        August 2031
     ATP 582             Second Term         August 2016      AUD 11.0        August 2020
     ---------- --------------------- ------------------- ------------- ------------------
                                                              AUD 19.0
     ---------- --------------------- ------------------- ------------- ------------------

     The Company has working interests in PEL 112 and 444 in South Australia. On May 23, 2013 Chelsea completed a farm-out with a Canadian public company ("PubCo") whereby Pubco would carry the Company for all remaining obligations on PEL 112 and 444, with a further option to earn an additional working interest by drilling additional wells on either license. As at December 31, 2013, the Company has retained a 12.83% working interest in each lease, and all commitments on PEL 112 have been satisfied. Pubco has advised of its intention to drill the remaining exploration well on PEL 444 prior to the current phase expiry in January 2015.

19. EXPLANATION OF TRANSITION TO IFRS:

     These consolidated financial statements as at for the year ended December 31, 2013 are the Company's first annual financial statements prepared under IFRS. For all prior years, the Company prepared its financial statements under USGAAP. In accordance with IFRS 1, certain disclosures relating to the transition to IFRS are given in this note. These disclosures are prepared under IFRS as set out in the basis of presentation in note 3. IFRS 1 allows first time adopters to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement. The Company has taken the following exemptions: SHARE BASED PAYMENTS

     The Company has elected to take this exemption and will not apply the standard to vested share-based payment arrangements prior to the transition date of January 1, 2012.

     FULL COST AS DEEMED COST

     Under the amendments to IFRS 1 made in July 2009, a first-time adopter using full cost accounting under USGAAP may elect to measure oil and gas assets at the date of transition to IFRS on the amount determined under USGAAP.

     CUMULATIVE TRANSLATION DIFFERENCES

     The Company has elected to take this exemption, and has reset the foreign currency translation reserve to zero at the transition date.

     RECONCILIATION OF CONSOLIDATED STATEMENT OF CASHFLOWS

     The reconciling items between USGAAP and IFRS policies have no material impact on the cash flows generated by the Company.

     RECONCILIATION OF EQUITY AS AT JANUARY 1, 2012:

                                                                       EFFECT OF
                                                                      TRANSITION
AS AT                                       NOTES            US GAAP     TO IFRS          IFRS
---------------------------------------------------- --------------- ----------- -------------

ASSETS
Cash                                                  $      28,551  $        -   $     28,551
Accounts receivable                                          28,398           -         28,398
---------------------------------------------------- --------------- ----------- -------------
CURRENT ASSETS                                               56,949           -         56,949

Restricted cash                                             207,591           -        207,591
Plant, property and equipment                 A             962,810    (508,811)       453,999
Exploration and evaluation assets             A                   -     508,811        508,811
---------------------------------------------------- --------------- ----------- -------------
                                                          1,170,401           -      1,170,401

---------------------------------------------------- --------------- ----------- -------------
TOTAL ASSETS                                         $    1,227,350  $        -   $  1,227,350
---------------------------------------------------- --------------- ----------- -------------

LIABILITIES
CURRENT LIABILITIES
   Trade and other payables                          $      100,064  $        -   $    100,064
   Shareholder loans                                        243,500           -   $    243,500
---------------------------------------------------- --------------- ----------- -------------
                                                            343,564           -        343,564

SHAREHOLDERS' EQUITY
Share capital                                             4,116,877           -      4,116,877
Contributed surplus                                         176,752           -        176,752
Accumulated deficit                                      (3,409,843)          -     (3,409,843)
---------------------------------------------------- --------------- ----------- -------------
                                                            883,786           -        883,786

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $    1,227,350  $        -   $  1,227,350
---------------------------------------------------- --------------- ----------- -------------

     EXPLANATION OF THE EFFECT OF THE TRANSITION TO IFRS:

A) RECLASSIfiCATION OF COST FROM PROPERTY, PLANT AND EQUIPMENT TO EXPLORATION AND EVALUATION ASSETS

     The Company reallocated certain costs relating to unproved properties from property, plant and equipment to exploration and evaluation assets as a separate line under IFRS.

     Effect - increase exploration and evaluation assets and decrease property plant and equipment $508,811.

RECONCILIATION OF EQUITY AS AT DECEMBER 31, 2012:

                                                                                EFFECT OF
                                                                               TRANSITION
AS AT                                         NOTES              US GAAP          TO IFRS            IFRS
------------------------------------------------------- ----------------- ---------------- --------------

ASSETS
Cash                                                    $         72,120  $             -  $      72,120
Accounts receivable                                              331,010                -        331,010
------------------------------------------------------- ----------------- ---------------- --------------
CURRENT ASSETS                                                   403,130                -        403,130

Restricted cash                                                  211,566                -        211,566
Plant, property and equipment                  A,B             9,990,414       (9,562,259)        428,155
Exploration and evaluation assets            A,B,C,D                   -       10,030,769     10,030,769
------------------------------------------------------- ----------------- ---------------- --------------
                                                              10,201,980          468,510     10,670,490

------------------------------------------------------- ----------------- ---------------- --------------
TOTAL ASSETS                                            $     10,605,110  $       468,510  $  11,073,620
------------------------------------------------------- ----------------- ---------------- --------------

LIABILITIES
CURRENT LIABILITIES
   Trade and other payables                             $        552,807  $             -  $     552,807
   Shareholder loans                                           3,115,167                -      3,115,167
------------------------------------------------------- ----------------- ---------------- --------------
                                                               3,667,974                -      3,667,974

Decommissioning liabilities                     C                      -          468,484        468,464

SHAREHOLDERS' EQUITY
Share capital                                                 10,534,312                -     10,534,312
Contributed surplus                                              176,752                -        176,752
Accumulated deficit                            A,B           (3,773,928)          (18,870)    (3,792,798)
Accumulated other comprehensive income          D                      -           18,896         18,896
------------------------------------------------------- ----------------- ---------------- --------------
                                                               6,937,136               26      6,937,162

------------------------------------------------------- ----------------- ---------------- --------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $     10,605,110  $       468,510  $  11,073,620
------------------------------------------------------- ----------------- ---------------- --------------

EXPLANATION OF THE EFFECT OF THE TRANSITION TO IFRS:

A) RECLASSIfiCATION OF COST FROM PROPERTY, PLANT AND EQUIPMENT TO
   EXPLORATION AND EVALUATION ASSETS

     The Company reallocated certain costs relating to unproved properties from property, plant and equipment to exploration and evaluation assets as a separate line under IFRS.

     Effect - increase exploration and evaluation assets and decrease property plant and equipment $9,562,259.

B)   ACCRUE ADDITIONAL DEPLETION

     Following the reclassification of costs from property, plant and equipment to exploration and evaluation assets, the balance of assets subject to depletion increased, and additional depletion was accrued.

     Effect - Increase accumulated depletion and accumulated deficit by $7,500.

C)   DECOMMISSIONING LIABILITIES AND ACCRETION EXPENSE

     The Company has established decommissioning liabilities for the estimated future abandonment and restoration costs for its oil and gas properties in Australia. A legal obligation to reclaim and remediate did not exists in 2012 thus a provision was not recorded under US GAAP. The Company intends to reclaim and remediate wells and facilities on its properties and therefore a provision is recorded under IFRS. The decommissioning liabilities were deemed to have been incurred on the date of acquisition, March 1, 2012, and additional accretion expense was accrued for the remainder of 2012.

     Effect - Increase exploration and evaluation assets and decommissioning liability by $468,484, increase accumulated deficit and decommissioning liability by $11,370.

D)   ACCRUE FOREIGN CURRENCY GAIN ON TRANSLATION

     The Company's decommissioning liabilities are denominated in A$, which declined in value against the US$ subsequent to acquisition on March 1, 2012.

     Effect - Increase accumulated other comprehensive income by $18,896, decrease comprehensive loss by $18,896.

RECONCILIATION OF CONSOLIDATED COMPREHENSIVE STATEMENT OF LOSS FOR YEAR ENDED DECEMBER 31, 2012:

                                                         EFFECT OF
                                                        TRANSITION
                               NOTES         US GAAP       TO IFRS         IFRS
---------------------------- ----------- ------------ ------------- ------------

REVENUES
Royalty income                           $    79,325  $          -  $    79,325
---------------------------- ----------- ------------ ------------- ------------
                                              79,325             -       79,325
EXPENSES
General and administrative                   396,848             -      396,848
Depletion                        E            18,344         7,500       25,844
Finance expense                  F            11,640        11,370       23,010
Foreign exchange gain                        (1,244)             -       (1,244)
---------------------------- ----------- ------------ ------------- ------------
                                             425,588        18,870      444,458

Net loss before tax                          346,263        18,870      365,133
Current income tax expense                    17,822             -       17,822
---------------------------- ----------- ------------ ------------- ------------
NET LOSS FOR THE YEAR                    $   364,085  $     18,870  $   382,955
----------------------------------------------------  ------------- ------------
Foreign currency translation
adjustment                       G                 -       (18,896)     (18,896)
---------------------------------------------------- -------------- ------------
COMPREHENSIVE LOSS                       $   364,085 $     (18,896) $   364,059
---------------------------------------------------- -------------- ------------

EXPLANATION OF THE EFFECT OF TRANSITION TO IFRS:

E)   ACCRUE ADDITIONAL DEPLETION

     Following the reclassification of costs from property, plant and equipment to exploration and evaluation assets, the balance of assets subject to depletion increased, and additional depletion was accrued.

     Effect - Increase accumulated depletion and accumulated deficit by $7,500.

F) FOLLOWING THE ESTABLISHMENT OF DECOMMISSIONING LIABILITIES, ACCRETION EXPENSE WAS ACCRUED

     Effect - increase finance expense and accumulated deficit by $11,370.

G)   ACCRUE FOREIGN CURRENCY GAIN ON TRANSLATION

     The Company's decommissioning liabilities are denominated in A$, which declined in value against the US$ subsequent to acquisition on March 1, 2012.

     Effect - Increase accumulated other comprehensive income by $18,896, decrease comprehensive loss by $18,896.